SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AUG TRAFFIC GROWS 9% TO 13.8M CUSTOMERS

INCLUDES 0.5M LAUDA TRAFFIC FOR FIRST TIME

Ryanair, Europe's No.1 airline, today (4 Sep) released August traffic statistics as follows:

●  Total traffic grew 9% to 13.8m with a 97% load factor
●  Ryanair traffic grew 5% to 13.3m customers with a 97% load factor
●  Lauda traffic was 0.5m customers with a 92% load factor
●  ATC staff shortages and one unnecessary pilot strike (10 Aug) caused almost 550 flight cancellations in August compared to just 27 cancellations in August 17

	Aug 17 Customers (LF)	Aug 18 Customers (LF)	Growth
Ryanair	12.7M (97%)	13.3M (97%)	+5%
Lauda	- -	0.5M (92%)	-
Total	12.7M (97%)	13.8M (97%)	+9%

Ryanair's Kenny Jacobs said:

"Ryanair's August traffic (which includes Lauda traffic for the first time) grew by 9% to 13.8m customers, while our load factor was unchanged at 97%, on the back of even lower fares.

Regrettably, over 100,000 Ryanair customers had their flights cancelled in August because of repeated ATC staff shortages in the UK, Germany and France, and one day of unnecessary pilot strikes. Ryanair, together with other European airlines, calls for urgent action by the EU Commission and Governments to correct these ATC staff shortages which are disrupting the travel plans of millions of Europe's consumers this summer."

ENDS

For further information
please contact:
Robin Kiely                              Piaras Kelly
Ryanair DAC                           Edelman Ireland
Tel: +353-1-9451949                Tel: +353-1-6789333
press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 September, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary